UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of September 2023

Commission File Number: 001-38607

ENDAVA PLC
(Name of Registrant)

125 Old Broad Street
London EC2N 1AR
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☒ Form 20-F   ☐ Form 40-F

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Press Release and Investor Deck

On September 19, 2023, Endava plc (the “Company”) issued a press release announcing its financial results for the fourth quarter and fiscal year ended June 30, 2023. A copy of this press release is furnished as Exhibit 99.1 to this report. Additionally, the Company posted an updated investor presentation, which is furnished as Exhibit 99.2 to this report. The updated corporate presentation is available in the “News and Events” section of the Company’s website at www.endava.com, and will be used by the Company from time to time at investor conferences and in meetings with investors and others beginning on September 19, 2023.

UK Group Statutory Accounts

The statutory accounts for the Company for the year ended 30 June 2023, which were prepared in accordance with U.K. adopted International Accounting Standards, International Financial Reporting Standards (IFRS) as adopted by the European Union and International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB), were approved by the directors on 19 September 2023 and were delivered to the Registrar of Companies on 19 September 2023. Those statutory accounts are furnished as Exhibit 99.3 to this report, and are also available in the “Financials – UK Group Statutory Accounts” section of the Company’s website at www.endava.com.

EXHIBIT LIST

Exhibit	Description
99.1	Press Release dated September 19, 2023
99.2	Investor Presentation Q4 FY23
99.3	UK Group Statutory Accounts for year ended June 30, 2023

INCORPORATION BY REFERENCE

Exhibit 99.1, other than the portions of Exhibit 99.1 under the caption "Outlook", is hereby expressly incorporated by reference into the registrant’s registration statement on Form F-3 (File No. 333-229213) and registration statements on Form S-8 (File Nos. 333-228717, 333-248904, 333-259900 and 333-268067), and any related prospectuses, as such registration statements may be amended from time to time, and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENDAVA PLC

Date: September 19, 2023	By:	/s/ John Cotterell
Name: John Cotterell
Title: Chief Executive Officer